UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)*

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    457985208
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                        -----------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 31, 2006
                        -----------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 17 Pages
                             Exhibit Index: Page 10

CUSIP NO. 457985208                                          PAGE 2 OF 18 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)   [ ]


6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power

Number of                                      1,073,181
Shares
Beneficially                8             Shared Voting Power
Owned By                                       0
Each
Reporting                   9             Sole Dispositive Power
Person                                         1,073,181
With
                            10            Shared Dispositive Power

                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,073,181

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            3.8%

14       Type of Reporting Person (See Instructions)

                  OO; IV

CUSIP NO. 457985208                                          PAGE 3 OF 18 PAGES

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                a.       [ ]
                                b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power

Number of                                        1,073,181
Shares
Beneficially                8             Shared Voting Power
Owned By                                         0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,073,181
With
                            10            Shared Dispositive Power

                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,073,181

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            3.8%

14       Type of Reporting Person (See Instructions)

                  PN; IA

CUSIP NO. 457985208                                          PAGE 4 OF 18 PAGES


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  QIH MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                        a.       [ ]
                        b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power

Number of                                        1,073,181
Shares
Beneficially                8             Shared Voting Power
Owned By                                         0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,073,181
With
                            10            Shared Dispositive Power

                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,073,181

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            3.8%

14       Type of Reporting Person (See Instructions)

         OO

CUSIP NO. 457985208                                          PAGE 5 OF 18 PAGES



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
a.       [  ]
b.       [X]

3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power

Number of                                        1,073,181
Shares
Beneficially                8             Shared Voting Power
Owned By                                         0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,073,181
With
                            10            Shared Dispositive Power

                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,073,181

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            3.8%

14       Type of Reporting Person (See Instructions)


                  OO; IA

CUSIP NO. 457985208                                          PAGE 6 OF 18 PAGES


                  1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
a.       [  ]
b.       [X]
3        SEC Use Only
4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power

Number of                                        1,356,596
Shares
Beneficially                8             Shared Voting Power
Owned By                                         0
Each
Reporting                   9             Sole Dispositive Power
Person                                           1,356,596
With
                            10            Shared Dispositive Power

                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,356,596

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [  ]

13       Percent of Class Represented By Amount in Row (11)

                                            4.8%

14       Type of Reporting Person (See Instructions)

                  IA

CUSIP NO. 457985208                                          PAGE 7 OF 18 PAGES


     This Amendment No. 12 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer"). This Amendment No. 12 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 12 is being filed by the Reporting Persons to report that the Reporting Persons have ceased to own at least 5% of the issued and outstanding Shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

ITEM 2.           IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Quantum Industrial Partners LDC ("QIP");

                  ii)      QIH Management Investor, L.P. ("QIHMI");

                  iii)     QIH Management LLC ("QIH Management");

                  iv)      Soros Fund Management LLC ("SFM LLC") and

                  v)       Mr. George Soros ("Mr. Soros").

     This Statement relates to Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments"). QIHMI is a minority shareholder of, and is vested with investment discretion with respect to portfolio assets held for the account of, QIP. The sole general partner of QIHMI is QIH Management. SFM LLC is the sole managing member of QIH Management. Mr. Soros is the Chairman of SFM LLC and the sole managing member of SFM Domestic Investments.

     On December 27, 2002, Mr. Soros appealed a decision of the 11e Chambre du Tribunal Correctionnel in Paris, France that fined him 2.2 million euros on December 20, 2002 based on a finding of insider trading with respect to trading in securities of Societe Generale in 1988. On March 24, 2005, the Paris Court of Appeal affirmed the decision of the 11e Chambre du Tribunal Correctionnel. Mr. Soros has filed an appeal at the French Cour de Cassation where the matter is currently pending. Mr. Soros has elected to provide the foregoing information on a voluntary basis.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     According to information provided by the Issuer in its most recent quarterly report on Form 10-Q, the number of Shares outstanding was 28,435,001 as of March 10, 2006.

     (a) (i) As of April 3, 2006, each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 1,073,181 Shares (approximately 3.8% of the total number of Shares outstanding).

CUSIP NO. 457985208                                          PAGE 8 OF 18 PAGES


          (ii) As of April 3, 2006, Mr. Soros may be deemed the beneficial owner of 1,356,596 Shares (approximately 4.8% of the total number of Shares outstanding). This number includes (A) 1,073,181 Shares held for the account of QIP and (B) 283,415 Shares held for the account of SFM Domestic Investments.

     (b) (i) As of April 3, 2006, each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP Contract) and Mr. Soros (as a result of his position with SFM LLC) may be deemed to have the sole power to direct the voting and disposition of the 1,073,181 Shares held for the account of QIP.

          (ii) As of April 3, 2006, Mr. Soros in his capacity as the sole managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 283,415 Shares held for the account of SFM Domestic Investments.

     (c) As of April 3, 2006, except for the transactions listed on Annex A hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions with respect to the Shares since February 24, 2006 (the date of filing of the Reporting Persons' last statement on Schedule 13D) by any of the Reporting Persons.

     (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.

          (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.

     (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the issued and outstanding Shares on March 31, 2006.

CUSIP NO. 457985208                                          PAGE 9 OF 18 PAGES


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  April 4, 2006                  QUANTUM INDUSTRIAL PARTNERS LDC


                                            By: /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Attorney-in-Fact

                                            QIH MANAGEMENT INVESTOR, L.P.

                                            By:      QIH Management LLC,
                                                     its General Partner

                                            By:      Soros Fund Management LLC,
                                                     its Managing Member


                                            By:  /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

                                            QIH MANAGEMENT LLC

                                            By:      Soros Fund Management LLC,
                                                     its Managing Member


                                            By:  /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

                                            SOROS FUND MANAGEMENT LLC


                                            By:   /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

                                            GEORGE SOROS


                                            By:   /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Attorney-in-Fact

CUSIP NO. 457985208                                         PAGE 10 OF 18 PAGES


                                  EXHIBIT INDEX

                                                                                       PAGE NO.


A.   Joint Filing Agreement, dated as of April 4, 2006, by and among Quantum
     Industrial Partners LDC, QIH Management Investor, L.P., QIH Management LLC,
     Soros Fund Management LLC and Mr. George Soros                                       11


CUSIP NO. 457985208                                         PAGE 11 OF 18 PAGES


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that Amendment No. 12 to the Schedule 13D with respect to the Common Stock, $0.01 par value per share of Integra LifeSciences Holdings Corporation, dated as of April 4, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  April 4, 2006                  QUANTUM INDUSTRIAL PARTNERS LDC


                                            By:  /s/ Jodye M. Anzalotta
                                               ---------------------------------
                                               Jodye M. Anzalotta
                                               Attorney-in-Fact

                                            QIH MANAGEMENT INVESTOR, L.P.

                                            By:      QIH Management LLC,
                                                     its General Partner

                                            By:      Soros Fund Management LLC,
                                                     its Managing Member


                                            By:   /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

                                            QIH MANAGEMENT LLC

                                            By:      Soros Fund Management LLC,
                                                     its Managing Member


                                            By:   /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

                                            SOROS FUND MANAGEMENT LLC


                                            By:   /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Assistant General Counsel

                                            GEORGE SOROS


                                            By:   /s/ Jodye M. Anzalotta
                                                --------------------------------
                                                Jodye M. Anzalotta
                                                Attorney-in-Fact

CUSIP NO. 457985208                                         PAGE 12 OF 18 PAGES

                                     ANNEX A


                    RECENT TRANSACTIONS IN THE SECURITIES OF
                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION


             FOR THE ACCOUNT OF                     DATE OF           NATURE OF         NUMBER OF         PRICE
                                                  TRANSACTION         TRANSACTION       SECURITIES
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 27, 2006         Sale              1,900          $41.30
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 27, 2006         Sale               100           $41.34
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 27, 2006         Sale               100           $41.35
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 27, 2006         Sale               200           $41.37
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 27, 2006         Sale               200           $41.39
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale              2,500          $41.00
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale              5,700          $41.01
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale              4,100          $41.02
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale              4,600          $41.03
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale              2,345          $41.04
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               809           $41.05
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale              1,091          $41.06
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               200           $41.07
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               800           $41.10
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               200           $41.11
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               600           $41.12
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               556           $41.13
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               400           $41.22
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               100           $41.23
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic   February 28, 2006         Sale               200           $41.28
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale              2,000          $40.00
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               700           $40.01
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               100           $40.02
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------


CUSIP NO. 457985208                                         PAGE 13 OF 18 PAGES


             FOR THE ACCOUNT OF                     DATE OF           NATURE OF         NUMBER OF         PRICE
                                                  TRANSACTION         TRANSACTION       SECURITIES
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               200           $40.07
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               100           $40.08
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale              2,600          $40.09
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               92            $40.11
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               200           $40.12
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               100           $40.14
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale               408           $40.10
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic      March 6 2006           Sale              2,700          $41.00
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale             11,589          $40.00
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              2,672          $40.01
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              3,600          $40.02
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               600           $40.03
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               334           $40.04
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              1,200          $40.05
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               400           $40.06
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               596           $40.07
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               800           $40.08
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               400           $40.09
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               400           $40.10
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               400           $40.11
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               210           $40.12
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              1,700          $40.13
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              1,400          $40.14
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              2,900          $40.15
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              2,100          $40.16
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               600           $40.17
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------



CUSIP NO. 457985208                                         PAGE 14 OF 18 PAGES


             FOR THE ACCOUNT OF                     DATE OF           NATURE OF         NUMBER OF         PRICE
                                                  TRANSACTION         TRANSACTION       SECURITIES
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               800           $40.18
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale              1,600          $40.19
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               800           $40.20
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               300           $40.21
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               400           $40.22
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               200           $40.23
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               700           $40.24
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               799           $40.25
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               300           $40.26
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               900           $40.27
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               200           $40.28
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 7, 2006           Sale               200           $40.29
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 27, 2006          Sale               503           $40.18
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale               800           $40.00
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale             25,000          $40.00
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale               200           $40.01
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale               200           $40.02
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale               100           $40.04
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale               100           $40.05
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale               100           $40.09
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 29, 2006          Sale               100           $40.10
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale              2,000          $40.00
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale              1,900          $40.01
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               300           $40.02
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               400           $40.03
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               600           $40.05
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               400           $40.06
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------


CUSIP NO. 457985208                                         PAGE 15 OF 18 PAGES


             FOR THE ACCOUNT OF                     DATE OF           NATURE OF         NUMBER OF         PRICE
                                                  TRANSACTION         TRANSACTION       SECURITIES
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               700           $40.07
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               900           $40.08
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               600           $40.09
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               438           $40.10
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               354           $40.11
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               500           $40.12
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               400           $40.13
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               100           $40.14
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale              5,469          $40.15
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 30, 2006          Sale               39            $40.16
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.50
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.53
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.54
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               700           $40.55
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               700           $40.56
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               300           $40.57
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               400           $40.58
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               400           $40.59
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               400           $40.60
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale                4            $40.61
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.62
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale                2            $40.64
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               300           $40.67
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               300           $40.68
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.69
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.70
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------


CUSIP NO. 457985208                                         PAGE 16 OF 18 PAGES


             FOR THE ACCOUNT OF                     DATE OF           NATURE OF         NUMBER OF         PRICE
                                                  TRANSACTION         TRANSACTION       SECURITIES
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.71
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.73
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.74
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.75
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.76
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.78
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.80
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.81
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               300           $40.83
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.85
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.87
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               100           $40.88
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               288           $40.89
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.90
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31 2006           Sale             125,000         $40.90
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31 2006           Sale             125,000         $40.90
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.91
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               300           $40.93
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale              1,300          $40.94
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               600           $40.95
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               606           $40.96
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     March 31, 2006          Sale               200           $40.98
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               100           $40.52
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               100           $40.53
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               300           $40.54
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               300           $40.55
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------


CUSIP NO. 457985208                                         PAGE 17 OF 18 PAGES


             FOR THE ACCOUNT OF                     DATE OF           NATURE OF         NUMBER OF         PRICE
                                                  TRANSACTION         TRANSACTION       SECURITIES
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               200           $40.57
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               400           $40.58
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               600           $40.59
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               100           $40.60
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               300           $40.61
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               400           $40.62
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               304           $40.63
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               781           $40.64
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               600           $40.65
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               400           $40.66
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               600           $40.67
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               500           $40.68
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               584           $40.69
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               300           $40.70
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               519           $40.71
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               500           $40.72
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               300           $40.73
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               200           $40.74
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               800           $40.75
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               300           $40.76
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               300           $40.77
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               102           $40.78
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               424           $40.79
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               786           $40.80
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               200           $40.81
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               100           $40.82
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------


CUSIP NO. 457985208                                         PAGE 18 OF 18 PAGES


             FOR THE ACCOUNT OF                     DATE OF           NATURE OF         NUMBER OF         PRICE
                                                  TRANSACTION         TRANSACTION       SECURITIES
---------------------------------------------- ------------------- ------------------ ---------------- -------------
Quantum Industrial Partners LDC/SFM Domestic     April 3, 2006           Sale               100           $40.84
Investments LLC /1/
---------------------------------------------- ------------------- ------------------ ---------------- -------------

__________________

     1 For each of these transactions, approximately 79.11% of the shares of common stock, par value $0.01 per share ("Shares"), sold were allocated from the account of Quantum Industrial Partners, LDC and 20.89% of the Shares were allocated from the account of SFM Domestic Investments LLC. For all of these transactions an aggregate of 307,506 Shares were sold by QIP and 81,198 Shares were sold by SFM Domestic Investments.
